EXHIBIT 3.6

Description of Oral Agreement with Mr. Hamre regarding Note Payable

We have a note payable to our CEO, Lee Hamre, for funds loaned to us for operations. The note is unsecured and bears a simple interest rate of 10% per year and is payable on demand. The principal balance of the note as of January 1, 2019 was $353,643. Mr. Hamre is currently receiving interest only payments on the note in the amount of $700 per week.